SEC File No. 70-9793

                                     And

                             SEC FILE NO. 70-9941


                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549



                           CERTIFICATE PURSUANT TO

                                   RULE 24

                           OF PARTIAL COMPLETION OF

                                 TRANSACTIONS



                              FirstEnergy Corp.

------------------------------------
                                    :
In the matter of                    :
FirstEnergy Corp.                   :     Certificate Pursuant
                                    :     to Rule 24 of Partial
                                    :     Completion of
                                    :     Transactions
SEC File No. 70-9793                :
SEC File No. 70-9941                :
(Public Utility Holding Company Act :
of 1935)                            :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

      The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as filed in SEC File No. 70-9793 and SEC File No. 70-9941, respectively, have been carried out in accordance with the Commission's Orders dated with respect to the said Applications as follows:

1. Balance Sheets and Income Statements for the FirstEnergy Nonutility Holding Company and its consolidated Subsidiaries for the quarter ended June 30, 2002 are attached as following exhibits:

      Exhibit
      1-1 Consolidated Balance Sheet and Income Statement of FirstEnergy Ventures Corp.
      1-2 Consolidated Balance Sheet and Income Statement of FirstEnergy Facilities Services Group, LLC.
      1-3 Balance Sheet and Income Statement of OES Ventures, Inc. - filed pursuant to request for confidential treatment.
      1-4 Balance Sheet and Income Statement of Centerior Communications Holdings, Inc. - filed pursuant to request for confidential treatment.
      1-5 Consolidated Balance Sheet and Income Statement of E-L Enterprises, Inc. - filed pursuant to request for confidential treatment.
      1-6 Consolidated Balance Sheet and Income Statement of MARBEL HoldCo, Inc. - filed pursuant to request for confidential treatment.

      Balance Sheet and Income Statement of GPU Diversified Holdings LLC are reported on Form U-9C-3.

2. During the period April 1, 2002 through June 30, 2002, there was no Development Activity. Investments made during the second quarter 2002 are as follows:

      Category                         Investment
      --------                         ----------
                                    (in Thousands $)

      Rule 58 Subsidiaries             $16,400
      Other Non-Exempt Subsidiaries     51,064


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3.    During the second quarter of 2002, there were no guarantees made on behalf of other direct or indirect Subsidiaries of the FirstEnergy Nonutility Holding Companies.

4. During the second quarter of 2002, there were no services obtained by the FirstEnergy Nonutility Holding Companies, or any direct or indirect Subsidiary of the Nonutility Holding Companies from the Utility Subsidiaries.

5. A chart of the nonutility businesses, financing subsidiaries and nonsystem securities in which FirstEnergy and its subsidiaries are engaged in or have investments in of 10% or greater are identified below:

                                                          Type of
Name of Company                                          Subsidiary  % Ownership
---------------                                          ----------  -----------
Ohio Edison Company (Ohio Edison)                            US         100
   OES Capital, Inc.                                         FS         100
   OES Finance, Inc.                                         FS         100
   OES Fuel, Inc.                                            ERC        100
   OES Nuclear, Inc.                                         FS         100
   OES Ventures, Inc.                                        NUHC       100
   Ohio Edison Financing Trust                               FS         100
   Ohio Edison Financing Trust II (Inactive)                 FS         100
   Pennsylvania Power Company (Penn Power)                   US         100
     Cranberry Square Associates, L.P.                       RES        50
   McDonald Corporate Tax Credit Fund Limited Partnership    RES        12.37
   McDonald Ohio Tax Credit Fund-1996 Limited Partnership    RES        42.13
   McDonald Ohio Tax Credit Fund-1998 Limited Partnership    RES        30.94
   Apollo Tax Credit Fund III, L.P.                          RES        33.33
   Apollo Tax Credit Fund IX, L.P.                           RES        99.99
   Boston Capital Corporate Tax Credit Fund X, L.P.          RES        10.93
   Boston Capital Corporate Tax Credit Fund XIV, L.P.        RES        14
   Boston Capital Corporate Tax Credit Fund XVII, L.P.       RES        99
Marion Senior Housing Limited Partnership                    RES        29.21
First Communications, LLC                                    ETC        31.08
The Cleveland Electric Illuminating Company                  US         100
   Cleveland Electric Financing Trust I                      FS         100
   Centerior Funding Corporation                             FS         100
   The Toledo Edison Capital Corporation                     FS         10
The Toledo Edison Company (Toledo Edison)                    US         100
   The Toledo Edison Capital Corporation                     FS         90
American Transmission Systems, Incorporated (ATSI)           US         100
FirstEnergy Solutions Corp. (FirstEnergy Solutions)          ERC        100
   FirstEnergy Generation Corp. (GenCo)                      EWG        100
   FirstEnergy Engineering, Inc.                             ERC        100
FirstEnergy Nuclear Operating Company (FENOC)                ERC        100
GPU Nuclear, Inc. (GPUN)                                     ERC        100
   Private Fuel Storage LLC                                  ERC        10.1
FirstEnergy Ventures Corp. (FirstEnergy Ventures)            NUHC       100
   Advanced Technologies Development Corp.                   ETC        100
   Bay Shore Power Company                                   ERC        100
   Centerior Communications Holdings, Inc.                   NUHC       100
      Fiber Venture Equity, Inc. (Inactive)                  ETC        100
      AFN Finance Company No. 3, LLC                         ETC        100
   Centerior Energy Services, Inc.                           ERC        100
   Centerior Power Enterprises, Inc. (Inactive)                         100
   FirstEnergy Telecommunications Corp.                      ETC        100
   Warrenton River Terminal, Ltd.                            ERC        100
   Engineered Processes, Ltd.                                ERC        50
   Eastroc Technologies, LLC                                 ERC        50
FE Acquisition Corp. (Inactive)                              NUHC       100

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

                                                          Type of
Name of Company                                          Subsidiary  % Ownership
---------------                                          ----------  -----------
   Mid-Atlantic Energy Development Co. (Inactive)                       100
FirstEnergy Properties, Inc. (FirstEnergy Properties)        RES        100
   BSG Properties, Inc. (Inactive)                           RES        100
FirstEnergy Facilities Services Group, LLC (FE Facilities)   NUHC       100
   Ancoma, Inc.                                              ERC        100
   Colonial Mechanical Corporation                           ERC        100
   Dunbar Mechanical, Inc.                                   ERC        100
   Edwards Electrical & Mechanical, Inc.                     ERC        100
   Elliott-Lewis Corporation                                 ERC        100
      Sautter Crane Rental, Inc.                             ERC        100
      A.A. Duckett, Inc.                                     ERC        100
      E-L Enterprises, Inc.                                  NUHC       100
        Modern Air Conditioning, Inc.                        ERC        100
          Airdex Air Conditioning Corporation                ERC        100
        R.L. Anderson, Inc.                                  ERC        100
   The Hattenbach Company                                    ERC        100
   L.H. Cranston and Sons, Inc.                              ERC        100
   Roth Bros., Inc.                                          ERC        100
   R.P.C. Mechanical, Inc.                                   ERC        100
   Spectrum Controls Systems                                 ERC        100
   Webb Technologies, Inc.                                   ERC        100
MARBEL Energy Corporation (MARBEL)                           ERC        100
   MARBEL HoldCo, Inc.                                       NUHC       100
     Great Lakes Energy Partners, LLC                        ERC        50
   Northeast Ohio Natural Gas Corp.                          ERC        100
PowerSpan Corp.                                              ERC        18.63
Kinetic Ventures I, LLC                                      ERC        11.11
Kinetic Ventures II, LLC                                     ERC        14.28
The Alliance Participants Administrative and Startup
   Activities Company, LLC                                   ERC        10
FirstEnergy Service Company (ServeCo)                        ERC        100
GPU Service, Inc. (GPUS)                                     ERC        100
FirstEnergy Securities Transfer Company                      FS         100
FELHC, Inc.                                                  ERC        100
Centerior Indemnity Trust (Inactive)                                    100
Centerior Service Company (Inactive)                                    100
FE Holdings, L.L.C. (Inactive)                                            -
Jersey Central Power & Light Company (JCP&L)                 US         100
   JCP&L Preferred Capital, Inc.                             FS         100
     JCP&L Capital L.P.                                      FS         100
   JCP&L Transition Holdings, Inc.                           FS         100
   JCP&L Transition Funding, LLC                             FS         100
   Saxton Nuclear Experimental Corporation                   ERC        44
Metropolitan Edison Company (Met-Ed)                         US         100
   York Haven Power Company                                  US         100
   Met-Ed Preferred Capital II, Inc.                         FS         100
     Met-Ed Capital II, L.P.                                 FS         100
       Met-Ed Capital Trust                                  FS         100
   Saxton Nuclear Experimental Corporation                   ERC        32
Pennsylvania Electric Company (Penelec)                      US         100
   Nineveh Water Company                                     ERC        100
   The Waverly Electric Light and Power Company              US         100
   Penelec Preferred Capital II, Inc.                        FS         100
     Penelec Capital II, L.P.                                FS         100
       Penelec Capital Trust                                 FS         100
   Saxton Nuclear Experimental Corporation                   ERC        24
GPU Advanced Resources, Inc. (GPU AR)                        ERC        100
GPU Telcom Services, Inc. (GPU Telcom)                       ETC        100
MYR Group Inc. (MYR)                                         ERC        100
   The L. E. Myers Company                                   ERC        100

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

                                                          Type of
Name of Company                                          Subsidiary  % Ownership
---------------                                          ----------  -----------
   Hawkeye Construction, Inc.                                ERC        100
   MYRcom, Inc.                                              ERC        100
   MYRpower, Inc.                                            ERC        100
   Great Southwestern Construction, Inc.                     ERC        100
   Harlan Electric Company                                   ERC        100
     Sturgeon Electric Company, Inc.                         ERC        100
     ComTel Technology, Inc.                                 ERC        100
   Power Piping Company                                      ERC        100
   D.W.Close Company, Inc.                                   ERC        100
GPU Diversified Holdings LLC (GPUDH)                         NUHC       100
   GPU Solar, Inc.                                           ERC        50
   GPU EnerTech Holdings, Inc.                               ERC        100
   GPU Distributed Power, Inc.                               ERC        100
   Ballard Generation Systems Inc.                           ERC        12
GPU Power, Inc. (GPU Power)                                  EWG        100
   Guaracachi America, Inc.                                  EWG        100
     Empresa Guaracachi S.A.                                 EWG        50
   EI Barranquilla, Inc.                                     EWG        100
     Termobarranquilla, S.A.                                 EWG        28.67
   Barranquilla Lease Holding, Inc.                          EWG        100
     Los Amigos Leasing Company, Ltd.                        EWG        100
   EI International                                          EWG        100
     GPUI Colombia, Ltda.                                    EWG        100
   GPU Power Philippines, Inc.                               EWG        100
     Magellan Utilities Development Corporation              EWG        40
   Hanover Energy Corporation (Inactive)                     EWG        100
   International Power Advisors, Inc.                        EWG        100
   EI Canada Holding Limited                                 EWG        100
     EI Services Canada Limited                              EWG        100
     EI Brooklyn Power Limited                               EWG        100
       EI Brooklyn Investments Limited                       EWG        100
         Brooklyn Energy Limited Partnership                 EWG        75
   NCP Ada Power, Inc. (Inactive)                            EWG        100
   NCP Energy, Inc.                                          EWG        100
     Syracuse Orange Partners LP                             EWG          -
GPU Capital, Inc. (GPU Capital)                              FUCO       100
   GPU Electric, Inc. (GPU Electric)                         FUCO       100
     GPU Argentina Holdings, Inc.                            FUCO       100
     GPU Argentina Services S.R.L.                           FUCO       100
       GPU Empresa Distribuidora Electrica                   FUCO         -
         Regional, S.A. (EMDERSA)                            FUCO       100
     GPU Australia Holdings, Inc.                            FUCO       100
       VicGas Holdings, Inc.                                 FUCO       100
       Victoria Electric Holdings, Inc.                      FUCO       100
         Victoria Electric, Inc.                             FUCO       100
         Austran Holdings, Inc.                              FUCO       100
     GPU International Australia Pty Ltd.                    FUCO       100
     EI UK Holdings, Inc.                                    FUCO       100
         Aquila Sterling Holdings LLC                        FUCO       20.1*
            Avon Energy Partners Holdings                    FUCO       100
                Midlands Electricity plc                     FUCO       100
UMICO Holdings, Inc. (Inactive)                                         36


* EI UK Holdings, Inc. owns 50% voting (20.1% economic) interest in Aquila Sterling Holding LLC.

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


ERC   -    Energy Related Activity
ETC   -    Exempt Telecommunications Company
EWG   -    Exempt Wholesale Generator
FS    -    Financing Subsidiary
FUCO  -    Foreign Utility Company
NUHC  -    Nonutility Holding Company
RES   -    Real Estate
US    -    Utility Subsidiary


6. During the second quarter of 2002, there were no securities (including guarantees) issued by the FirstEnergy Nonutility Holding Companies and each Non-Exempt Subsidiary pursuant to Rule 52 or Rule 45(b), as applicable.

7. During the period April 1, 2002 through June 30, 2002, there were no Anticipatory Hedge transaction entered into by any FirstEnergy Nonutility Holding Company, or any direct or indirect Non-Exempt Subsidiary of the Nonutility Holding Company.

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


                                  SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                             FIRSTENERGY CORP.



August 28, 2002
                                By:        /s/ Harvey L. Wagner
                                    -------------------------------------
                                               Harvey L. Wagner
                                         Vice President, Controller
                                        and Chief Accounting Officer
                                        (Principal Accounting Officer)

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